May 28, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:             Myra Moosariparambil

CraigArakawa

Irene Barberena-Meissner

Kevin Dougherty

Re: Webus International Ltd.

Amendment No. 4 to Registration Statement on Form F-1

Filed April 22, 2024

File No. 333-269684

Ladies and Gentlemen,

On behalf of our client, Webus International Ltd. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 17, 2024, relating to the above referenced Registration Statement on Form F-1 (“Registration Statement”). The Company is concurrently submitting the Amendment No. 5 to the Registration Statement on Form F-1 (the “Amendment”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to the Registration Statement), all page references herein correspond to the page of the Amendment. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amendment.

Amendment No. 4 to Registration Statement on Form F-1

Risk Factors

We have a substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues, page 34

1. We note that revenue from each of your packaged tour service, customized chartered bus service, and commuter shuttle service for the six months ended December 31, 2023 decreased by 55.9%, 88.2%, and 84.3%, respectively, which you disclose is primarily attributable to the adjustment in your business strategy to focus more on service in the overseas market with a higher gross margin rate and actively scaling down domestic market operations, and with regard to your commuter shuttle service, primarily attributable to the termination in collaboration with three major customers and your strategic decision to downsize the operation of your commuter shuttle service. Please revise this risk factor to address your customer terminations in your commuter shuttle service and any other disruptions to your relationship with major customers caused by your shift to overseas service in your packaged tour service and customized chartered bus service that you expect to have a material impact on your company.

Response: In response to the Staff’s comment, the Company has revised the risk factor on page [ ] to disclose details of the customer terminations in its commuter shuttle service as well as other disruptions to its relationships with major customers caused by its strategic shift to overseas markets and the material impact on the Company because of such shift.

Unaudited Condensed Consolidated Financial Statements as of and for the six months ended December 31, 2023

1. Organization and principal activities

(b) Capital resource and liquidity, page F-37

2. We note that you have concluded that certain conditions raise doubt about your ability to continue as a going concern and that these conditions have been alleviated based on management's plans which include the consideration of your existing cash balance as of December 31, 2023 and your expectation of financial support from major shareholders. Please further explain to us how you determined that it was probable that management's plans will mitigate the conditions that raise substantial doubt under ASC paragraphs 205-40-50-6 through 10. In addition, please expand your disclosure to specify the actions probable to occur to address each of the current conditions that raise doubt about your ability to continue as a going concern. For example, your disclosure should specify how you intend to settle bank debt that is coming due in the next twelve months, identify the specific plans you intend to implement to enhance your operating cash flows and the status of any agreements/commitments of capital in place with prospective investors or current shareholders. Refer to ASC 205-40-50-12.

Response: In response to the Staff’s comment, the Company has amended the disclosure on pages 90 and F-37 to elaborate on the management mitigation plan made to alleviate liquidity pressure and how it address each of the current conditions that raise doubt about the Company’s ability to continue as a going concern, which includes (a) consideration to make revolving loans within the unexpired credit limits after the repayment of short-term borrowings or negotiate with the banks to extend credit period according to its actual capital situation as well as obtaining additional loans, if necessary; (b) financial support from a major shareholder to guarantee the settlement of payment obligations from operations and debt related commitments for the next twelve months since the issuance of the unaudited condensed consolidated financial statements, if necessary; and (c) continued efforts to improve operating efficiency and reduce discretionary spending which may have connections with the planned timing schedule of completing its IPO.

General

3. We note the changes you made to your disclosure appearing on the cover page, Prospectus Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was filed on June 29, 2023, warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe your revised disclosure referencing that uncertainties with respect to the PRC legal system could adversely affect you conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in the registration statement as of June 29, 2023

Response: In response to the Staff’s comment, the Company has restored applicable disclosures to the disclosures as they existed in the amendment No. 3 to the registration statement dated June 29, 2023.

We thank the Staff for its review of the foregoing. If you have any questions regarding this matter, please do not hesitate to contact Fang Liu at VCL Law LLP at fliu@vcllegal.com or by telephone at (703) 919-7285.

Very truly yours,

/s/ Fang Liu
Fang Liu, Esq. VCL Law LLP

cc:	Nan Zheng, Chief Executive Officer of Webus International Ltd.